13013260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

Client Name: BATS Trading, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 Marshall Drive, Suite 120
(No. and Street)

Lenexa (City) KS (State) 66214-1585 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Schell 913-815-7126
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

1000 Walnut, Suite 1000 (Address) Kansas City, (City) MO (State) 64106 (Zip Code)

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
405

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

3/14

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Schell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BATS Trading, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF KANSAS
LEANNE MEYER
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 7/20/2013

Signature

FINOP
Title

Leanne Meyer
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BATS TRADING, INC.

Financial Statements and Schedules

(With Report of Independent Registered Public Accounting Firm Thereon)

December 31, 2012

BATS TRADING, INC.

Table of Contents

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
BATS Trading, Inc.:

We have audited the accompanying financial statements of BATS Trading, Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of BATS Trading, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 26, 2013

BATS TRADING, INC.

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$	3,504,858
Receivables:		
Noncustomers		4,629,921
Other		33,354
Total receivables		4,663,275
Securities owned, at fair value		7,497,126
Deferred income taxes, net		125,213
Other assets		9,333
Total assets	$	15,799,805

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	4,374,966
Accounts payable and accrued expenses to broker dealers		50,625
Income tax payable		256,731
Total liabilities		4,682,322
Commitments and contingencies (note 7)		
Stockholder's equity:		
Common stock, $0.01 par value. 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		11,115,081
Retained earnings		2,401
Total stockholder's equity		11,117,483
Total liabilities and stockholder's equity	$	15,799,805

See accompanying notes to financial statements.

BATS TRADING, INC.

Statement of Income

Year ended December 31, 2012

Revenues:		
Routing fees from affiliates	$	59,629,954
Operating expenses:		
Clearing and execution fees, including $23,178,491 to affiliated broker dealers		55,850,594
Telecommunications and data		889,760
General and administrative		589,904
Compensation and benefits		375,908
Legal and professional		289,948
Occupancy		48,804
Total operating expenses		58,044,918
Operating income		1,585,036
Other income:		
Interest income		21,982
Other		7,130
Other income		29,112
Income before provision for income taxes		1,614,148
Provision for income taxes		746,880
Net income	$	867,268

See accompanying notes to financial statements.

BATS TRADING, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2012

	Common stock			Additional	Retained	Total stockholder's
	Shares		Amount	paid-in capital	earnings	equity
Balance at December 31, 2011	100	$	1	34,797,557	757,758	35,555,316
Distributions to the Parent	—		—	(23,877,375)	(1,622,625)	(25,500,000)
Tax sharing allocation from the Parent	—		—	194,899	—	194,899
Net income	—		—	—	867,268	867,268
Balance at December 31, 2012	100	$	1	11,115,081	2,401	11,117,483

See accompanying notes to financial statements.

BATS TRADING, INC.

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net income	$	867,268
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		(8,969)
Provision for income taxes – deemed capital contribution		194,899
Changes in assets and liabilities:		
Current income taxes		(55,874)
Receivables		1,342,303
Securities owned		23,535,534
Other assets		3,199
Accounts payable and accrued expenses		(3,944,847)
Net cash provided by operating activities		21,933,513
Cash flow from financing activity:		
Distributions to the Parent		(25,500,000)
Net cash used in financing activities		(25,500,000)
Decrease in cash and cash equivalents		(3,566,487)
Cash and cash equivalents:		
Beginning of year		7,071,345
End of year	$	3,504,858
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	785,085

See accompanying notes to financial statements.

(1) Nature of Business

BATS Trading, Inc. (the Company or BATS) is registered with the U.S. Securities and Exchange Commission (SEC) as a securities broker-dealer. The sole function of BATS is to route orders to other market centers on behalf of BATS Exchange, Inc. (BATS Exchange) and BATS Y-Exchange, Inc. (together, the Exchanges or Affiliates), which operate as national stock and option exchanges. BATS and the Exchanges are wholly owned by BATS Global Markets, Inc. (the Parent).

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The financial statements are presented in conformity with generally accepted accounting principles in the United States (GAAP) as established by the Financial Accounting Standards Board (FASB). References to GAAP in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Current market conditions increase the risks and complexities of the judgments in these estimates.

(c) Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash at both various financial institutions and brokerage firms that, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors the institutions and believes that the potential for future loss is minimal.

(d) Receivables

Receivables are carried at cost and primarily represent amounts due from noncustomers.

(e) Securities Owned

Securities owned are recorded at fair value. Realized and unrealized gains and losses are included in interest income. Securities owned as of December 31, 2012 consist of U.S. Treasury securities.

(f) Income Taxes

The Company is included in the consolidated federal tax return filed by the Parent. The provision for income taxes is based on income reported for financial statement purposes. Current taxes and uncertain tax positions are calculated on a separate return basis utilizing currently enacted tax laws and rates.

(Continued)

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefits recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the provision for income taxes within the statement of income.

(g) Revenue Recognition

Routing fee revenue, consisting of fees earned on any share that is routed out to another market center on behalf of the Exchanges, is recognized on a trade date basis. Routing fee revenue and the corresponding clearing and execution fees are recorded on a gross basis in revenues and expenses, as the Company is considered the primary obligor.

The Company is assessed regulatory transaction fees by other market centers. Regulatory transaction fees are collected from customers by the Exchanges on behalf of the Company. The Company acts as the agent versus the principal on these transactions, and therefore these transactions are reported net in the statement of income.

(3) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A

(Continued)

significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Securities owned as of December 31, 2012 consist of highly liquid U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012:

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
U.S. Treasury securities	$ 7,497,126	7,497,126	—	—
Total	$ 7,497,126	7,497,126	—	—

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The SEC's requirement also provides that equity capital may not be withdrawn or cash dividend paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in SEC Rule 15c3-1, which, as of December 31, 2012, requires the Company to maintain net capital equal to greater of 6-2/3% of aggregate indebtedness items, as defined, or $100,000. At December 31, 2012, the Company had net capital of $6,243,427 which was $5,931,272 in excess of its required net capital of $312,155. The ratio of aggregate indebtedness to net capital is 0.75 to 1.

(5) Related Party Transactions

The Company maintains brokerage accounts with affiliates of stockholders of the Parent. As of December 31, 2012, $10,534,519 in cash and cash equivalents and securities owned were held in such accounts.

Routing fee revenue consists of fees earned on any share that is routed out to another market center on behalf of the Exchanges. As a result, all routing revenues represent transactions with Affiliates.

The Company enters into clearing and execution fee transactions with affiliated broker dealers in the normal course of business. These affiliated broker dealers are stockholders of the Parent or are affiliated with stockholders of the Parent.

(Continued)

The Company has entered into an Administrative Services and Support Agreement with BATS Exchange and BATS Y-Exchange. Pursuant to the agreements, BATS Exchange and BATS Y-Exchange provide certain administrative and support services to the Company for an administrative fee. Also, the Company pays employee costs to BATS Exchange equal to 2% of actual salaries, bonuses, and other payroll related expenses incurred by BATS Exchange each month.

The following table presents the Company's allocation of expenses from BATS Exchange and BATS Y-Exchange for the year ended December 31, 2012:

Telecommunications and data	$	474,839
General and administrative		275,162
Compensation and benefits		375,908
Legal and professional		234,948
Occupancy		48,804
	$	1,409,661

(6) Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2012:

Deferred tax assets:		
Start-up costs	$	29,971
Intangibles		49,082
Uncertain tax positions		48,398
Total deferred tax assets		127,451
Deferred tax liabilities:		
Prepaid expenses		2,238
Total deferred tax liabilities		2,238
Net deferred tax assets	$	125,213

Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income. At December 31, 2012, the Company had $138,279 of unrecognized tax benefits that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $23,082 and current year expense of $11,380 related to uncertain tax positions at December 31, 2012.

(Continued)

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2012 is as follows:

		Unrecognized tax benefit
Balance at December 31, 2011	$	94,524
Additions for current year tax positions		12,828
Additions for prior year tax positions		38,085
Reductions for prior year tax positions		(7,158)
Balance at December 31, 2012	$	138,279

The Company does not anticipate the balance of unrecognized tax benefits to materially change in the next twelve months.

As of December 31, 2012, the Company had $256,731 of income tax payable recorded of which the balance principally relates to amounts due to Affiliates for its share federal and state income taxes. The Company's share of income taxes is calculated based on the Company's tax sharing agreement with the Parent.

The Company files consolidated federal and state income tax returns with the Parent and separate company state tax returns in jurisdictions that do not permit the Company to file on a consolidated basis. The Company is generally subject to examination by tax authorities for tax years since the inception of the Company.

The provision for income taxes for the year ended December 31, 2012 consists of the following:

Current tax expense:		
Federal	$	479,463
State		276,386
Total current income tax expense		755,849
Deferred income tax benefit:		
Federal		(5,340)
State		(3,629)
Total deferred income tax benefit		(8,969)
Total provision for income taxes	$	746,880

(Continued)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal statutory income tax rate income before provision for income taxes for the year ended December 31, 2012 due to the following:

Provision for income taxes at statutory tax rate	$	564,952
(Decrease) increase in income tax resulting from:		
Domestic production activities deduction		(42,935)
State income taxes, net of federal tax benefit		179,275
Uncertain tax positions, net of federal tax benefit		39,820
Other		5,768
Provision for income taxes	$	746,880

(7) Commitments and Contingencies

The Company is subject to reviews and inspections by the SEC and the Financial Industry Regulatory Authority. Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statements; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

The Company uses Wedbush Securities and Morgan Stanley, which are affiliates of stockholders of the Parent, to clear its routed cash equities transactions. Wedbush Securities and Morgan Stanley guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of a failure to perform on the part on one of its clearing firms, Wedbush Securities or Morgan Stanley, the Company provides the guarantee to the counterparty to the trade. The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company's options transactions. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the financial statements for these guarantees.

(8) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2012 through February 26, 2013 which is the date the financial statements were available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ending December 31, 2012.

Schedule 1

BATS TRADING, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2012

Total stockholder's equity	$	11,117,483
Less nonallowable assets:		
Receivables		4,663,275
Other assets		184,546
Total nonallowable assets		4,847,821
Net capital before haircuts on securities positions		6,269,662
Less haircuts on U.S. Treasury securities		(26,235)
Net capital		6,243,427
Computation of standard net capital requirement:		
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)		312,155
Excess net capital	$	5,931,272
Aggregate indebtedness	$	4,682,322
Ratio of aggregate indebtedness to net capital		0.75 to 1

There were no material differences between the amounts presented in the computation of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A FOCUS Report as of December 31, 2012, as filed on January 23, 2013.

See accompanying report of independent registered public accounting firm.

Schedule 2

BATS TRADING, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2012

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

Schedule 3

BATS TRADING, INC.

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2012

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
BATS Trading, Inc.:

In planning and performing our audit of the financial statements of BATS Trading, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2013

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
BATS Trading, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by BATS Trading, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067043 FINRA DEC
BATS TRADING INC 17*17
8050 MARSHALL DR STE 120
LENEXA KS 66214-1572

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jackie Hancock 913-815-7182

2. A. General Assessment (item 2e from page 2) $ 90,268

B. Less payment made with SIPC-6 filed (**exclude interest**) (50,808)

7-11-12
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 39,460

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 39,460

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BATS Trading, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

SVP, CFO & Treasurer
(Title)

Dated the _____ day of _______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 59,680,781
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	23,573,726
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	23,573,726
2d. SIPC Net Operating Revenues	$ 36,107,055
2e. General Assessment @ .0025	$ 90,268 (to page 1, line 2.A.)